Exhibit 8.1

List of Significant Subsidiaries and VIEs

Significant Subsidiaries	Place of Incorporation
Tencent Music Entertainment Hong Kong Limited	Hong Kong
Tencent Music Entertainment Technology (Shenzhen) Co., Ltd.	PRC
Tencent Music (Beijing) Co., Ltd.	PRC
Ultimate Music Inc.	Cayman Islands
Ultimate Music China Limited	Hong Kong
Shenzhen Ultimate Xiangyue Culture and Technology Co., Ltd.	PRC
Yeelion Online Network Technology (Beijing) Co., Ltd.	PRC

VIEs	Place of Incorporation
Guangzhou Kugou Computer Technology Co., Ltd.	PRC
Beijing Kuwo Technology Co., Ltd.	PRC
Shenzhen Ultimate Music Culture and Technology Co., Ltd.	PRC
Xizang Qiming Music Co., Ltd.	PRC